UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 8, 2024: Euroseas Ltd. Announces Time Charter Contract for its Fuel Efficient 1,800 teu Feeder Containership Newbuilding, M/V Monica and Financing of M/V Monica and M/V Stefania K.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 8, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Time Charter Contract for its Fuel Efficient 1,800 teu Feeder Containership Newbuilding, M/V Monica and Financing of M/V Monica and M/V Stefania K

Maroussi, Athens, Greece – May 8, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today it has entered into a time charter contract for M/V Monica, a newbuilding fuel efficient 1,800 teu feeder containership currently under construction, for a minimum period of 10 to a maximum period of 12 months at the option of the charterer, at a gross daily rate of $16,000. The new charter will commence upon delivery of the vessel from the shipyard expected around mid-May 2024. The acquisition was financed with a combination of own funds and a US$22.5 million loan provided by the National Bank of Fujairah. The same financing is secured for the sister ship M/V Stefania K, which is expected to be delivered in mid-June.

Aristides Pittas, Chairman and CEO of Euroseas, commented: “We are pleased to announce that we have chartered our upcoming newbuilding vessel, the fifth in a series of nine and first of our three 1,800 teu units, with one of the largest liner companies, at a profitable rate level of $16,000/day. This charter is expected to contribute about $2.7 million of EBITDA for the minimum contracted period; it increases our 2024 charter coverage to over 85%. We are also pleased to have started a cooperation with the National Bank of Fujairah, as part of our strategy of diversifying our debt financing sources and expanding our relationships with commercial shipping lenders worldwide; and, finally, we are grateful for the advice we received from Alantra DIFC in arranging this financing.”

Bilal Hasan Ashraf  – Head, Energy & Marine and Government and Large Corporate, Fujairah – National Bank of Fujairah PJSC, commented: “We are excited to support the charter of Euroseas new fuel-efficient container ships through our sustainability linked loan. This innovative partnership not only demonstrates our commitment to promote sustainable practices in the maritime industry but also showcases our dedication to support businesses that prioritize environmental stewardship. By investing in cleaner and more efficient vessels, we are proud to contribute to a greener future for the shipping industry and the planet as a whole.”

Nicholas Petrakakos, Partner & MD at Alantra DIFC, commented: “We are pleased to have advised Euroseas in this milestone sustainability linked financing facility with National Bank of Fujairah, for two state of the art containerships MV Monica and MV Stephania K. Our Maritime & Offshore team strives to deliver innovative solutions to our clients, and this transaction is a testament of our commitment, bringing together a prominent Greek owner and the most sophisticated UAE based shipping bank.”

Fleet Profile:

The Euroseas Ltd. fleet profile after the delivery of M/V Monica will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24	$42,200
					TC until Aug-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500(**)
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-24	$17,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EM ASTORIA (+)(****)	Feeder	35,600	2,788	2004	TC until May/Jun-24	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
MONICA	Feeder	22,262	1,800	2024	TC until Mar-25	$16,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-24 Then until Mar-25	$15,000 $13,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until May-24	$10,250
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Oct-24	$8,000
Total Container Carriers on the Water	22	837,248	66,261

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
STEPHANIA K	Feeder	22,262	1,800	Q2 2024
PEPI STAR	Feeder	22,262	1,800	Q3 2024
DEAR PANEL	Feeder	37,237	2,800	Q4 2024
SYMEON P	Feeder	37,237	2,800	Q4 2024
Total under construction	4	118,998	9,200

Notes:

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is gross of commissions of 2.5% (commissions are, typically, 5-6.25%)

(***)

Rate is net of commissions (commissions are, typically, 5-6.25%)

(****)

We have agreed to sell the vessel to a third party. The vessel will be delivered to its buyers by June 30, 2024.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company, after the delivery of M/V Monica, will have a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships with a cargo capacity of 66,261 teu. After the delivery of its four remaining feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com